SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                22 February 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 22 February 2008 re: Directorate Change



14/08

                                                             22nd February, 2008


LLOYDS TSB GROUP BOARD CHANGES

Earlier this month, we were delighted to announce that Sir David Manning, until recently Her Majesty's Ambassador to the United States of America, would join the board on 1st May, 2008.

We are also pleased that Ewan Brown will remain on the board and continue as our senior independent non-executive director for a further year.

Jan du Plessis will succeed Ewan as chairman of the audit committee after our annual general meeting in May of this year and Ewan will continue to give us the benefit of his skills, knowledge and wide experience, as well as his understanding of the group's activities, as a member of that committee.

Ewan will stand down from the board of Lloyds TSB Scotland, where he has been chairman for the past nine years. He will be succeeded in that post, in May, by Susan Rice, who will continue in her role as chief executive of that subsidiary.

Mike Fairey, Deputy Group Chief Executive, will be retiring from the board on 30th June 2008, following an illustrious career in the British banking industry, during the last seventeen years of which he has made a significant contribution to the group's business.

Sir Victor Blank, Chairman, said: "We are delighted to be welcoming Sir David Manning to the board and that we shall continue to benefit from Ewan Brown's financial and banking experience.

We shall be sorry to lose Mike Fairey from the board, where his wisdom and experience have been invaluable over many years. We wish him well in retirement."

                                    - ends -





NOTES TO EDITORS:

Both the nomination committee and the board considered Ewan Brown's position as senior independent non-executive director very carefully and concluded that because he was independent in character and there were no relationships or circumstances which were likely to affect, or would appear to affect, his judgement he should remain in that role. Ewan will stand for re-election at the annual general meeting, in accordance with the provisions of the combined code on corporate governance issued by the Financial Reporting Council which apply to independent non-executive directors who have served on the board for more than nine years from the date of their first election.



BIOGRAPHICAL DETAILS


Ewan Brown CBE FRSE

Joined the board and became chairman of Lloyds TSB Scotland in 1999. Joined Noble Grossart in 1969 and was an executive director of that company until December 2003. A non-executive director of Noble Grossart and Stagecoach Group and senior governor of the Court of the University of St Andrews. A former chairman of tie and non-executive director of John Wood Group. Aged 65.


Jan P du Plessis

Joined the board in 2005. Chairman of British American Tobacco. Held a number of senior and general management appointments in Rembrandt Group from 1981, before joining Compagnie Financiere Richemont as group finance director in 1988, a position he held until 2004. A former chairman of RHM from 2005 to 2007 and group finance director of Rothmans International from 1990 to 1995. Aged 54.


Michael E Fairey

Joined TSB Group in 1991 and held a number of senior and general management appointments before being appointed to the board in 1997 and deputy group chief executive in 1998. Joined Barclays Bank in 1967 and held a number of senior and general management appointments, including managing director of Barclays Direct Lending Services from 1990 to 1991. A non-executive director of VTX Bidco Limited. President of The British Quality Foundation and chairman of Race for Opportunity. Aged 59.


Sir David Manning GCMG CVO

Joins the board on 1 May 2008. Entered the Foreign and Commonwealth Office in 1972 and held senior appointments, including HM ambassador to Israel between 1995 and 1998, foreign policy adviser to the Prime Minister from 2001 to 2003 and HM ambassador to the USA from 2003 to 2007. Aged 58.




For further information:-


Investor Relations
Michael Oliver                                         +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk


Media
Mary Walsh                                              +44 (0) 20 7356 2121
Director of Corporate Relations
E-mail: mary.walsh@lloydstsb.co.uk


Kirsty Clay
Senior Manager, Media Relations                         +44 (0) 20 7356 1517
E-mail: kirsty.clay@lloydstsb.co.uk




FORWARD LOOKING STATEMENTS


This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 22 February 2008